August 23, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Re:         TapImmune Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)
Filed April 18, 2011
File No. 0-27239

Dear Mr. Rosenberg:

We are preparing to respond to your outstanding oral and written comments regarding the 2010 Form 10-K and other periodic filings that we have made with the SEC.  We have been told by the independent public accounting firm reviewing the proposed responses that we can expect their final comments before the end of this week.  As soon as we receive those comments from the independent public accounting firm, we will finalize our draft amendments to submit to the Staff of the SEC for their review and further comments, if any.  We expect to begin submiting these draft amendments to the Staff of the SEC next week.

If you have any questions with the above or prior to then, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:          Sasha Parikh, Staff Accountant
Don Abbot, Review Accountant